August 20, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attn:       Lilyanna L. Peyser

RE:         Internet Media Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 26, 2010
File No. 333-165972

Dear Ms. Peyser:

On behalf of Internet Media Services, Inc. (the “Company”), we are filing herewith Amendment Number 3 to the Registration Statement on Form S-1 in response to the Securities and Exchange Commission Staff’s (“Staff”) comments to us in its letter dated August 10, 2010.

In this letter, we have reproduced the comments and have followed each comment with our response.  The numbered paragraphs set forth below correspond to the numbered paragraphs of the Staff’s letter.

General

1.	Please label Legalstore.com as “Predecessor” for all of its financial statements presented throughout the filing.

Response:

The Legalstore.com carve-out financial statements included in Amendment # 3 to Form S-1 filed in connection with this response make reference to LegalStore.com as the predecessor to Internet Media Services, Inc. throughout the financial statements and includes expanded disclosure in Note 1 – Background and Basis of Presentation and Note 2- Summary of Significant Accounting Policies that Legalstore.com is the “Predecessor” to Internet Media Services, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

For the Quarter Ended March 31, 2010
For the Year Ended December 31, 2009

2.
Refer to December 31, 2009 operating results discussion.  We note your discussion of the operating results by adding the operating results of the Predecessor period of January 1, 2009 to October 8, 2009 and the Successor period from October 9, 2009 through December 31, 2009.  Note that if your combined financial information were derived from merely combining financial information in the pre and post transaction periods without reflecting all relevant pro forma adjustments, we believe that such discussion of their results of operations is inappropriate.  If you determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and will enhance the discussion, then the pro forma financial information should be included in the filing.  Also, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such presentation.

Response:

We had originally misinterpreted comment number 11 in your July 19, 2010 comment letter regarding presenting management discussion and analysis regarding comparative periods of the predecessor.   We believe we have clarity on the original July 19, 2010 comment and therefore, have modified our December 31, 2009 operating results discussion to include only the financial results directly attributable to our performance and to exclude our predecessor’s pro forma financial results for the stated period, year ending December 31, 2009.  We do not feel a pro forma comparison using our predecessor’s financials is appropriate or relevant due to our stated disclosure, as outlined in the registration statement in the Business section (page 15), and due to significant current and expected future changes in the focus, direction and management of the acquired business.

3.
Refer to the March 31, 2010 operating results discussion.  We note your comparing predecessor  and successor periods in your operating results discussion for the most recent interim period.  Note that such presentation of discussion is not appropriate.  As such, we believe you should provide standalone post transaction historic operating results discussion in accordance with Item 303 (a) of regulation S-K and supplemented it with a similar pro forma operating results discussion as indicated above.  Please revise.

Response:

As stated above in our response to comment number 2, we do not feel a pro forma comparison using our predecessor’s financials is appropriate or relevant due to our stated disclosure, as outlined in the registration statement in the Business section (page 15), and due to significant current and expected future changes in the focus, direction and management of the acquired business.   As such, we have modified the March 31, 2010 operating results discussion to exclude the pro forma comparative analysis and to include discussion on the historic operating results of the Company.

4.
We note your revised disclosure and response to comment 11 of our letter dated July 19, 2010.  After addressing the above comments in MD&A’s discussion of operating results, please specially identify the dollar amount of the change between comparative periods being represented along with an explanation of the factors behind the significant changes.  Refer to Item 303(a) of regulation S-K.

Response:

As stated above in our response to comment number 2 and 3, we do not feel a pro forma comparison using our predecessor’s financials is appropriate or relevant due to our stated disclosure, as outlined in the registration statement in the Business section (page 15), and due to significant current and expected future changes in the focus, direction and management of the acquired business.  Accordingly, the comparative periods for management discussion and analysis purposes had zero activity and the change represents the current period activity.  This was clarified in the revised management discussion and analysis included in amendment #3 to the S-1 filed in connection with this response.

Unaudited Financial Statements – Internet Media Services – March 31, 2010

Balance Sheet, page F-3

5.	Please present the most recent audited balance sheet as of December 31, 2009 along side of your unaudited balance sheet for the most recent interim period. Refer to Article 8 of regulation S-X.

Response:

Amendment # 3 to Form S-1 filed in connection with this response includes the unaudited financial statements as of March 31, 2010 for Internet Media Services, Inc. We have presented the audited balance sheet as of December 31, 2009 along side the unaudited balance sheet for the interim period in accordance with Article 8 of Regulation S-X  In addition, this amendment includes the unaudited financial statements for the most recent interim period June 30, 2010, which also include the audited balance sheet as of December 31, 2009 alongside the balance sheet as of June 30, 2010 in accordance with Article 8 of Regulation S-X.

Audited Financial Statements – Internet Media Services, Inc. – December 31, 2009

Statement of Operations, page F-10

6.
We note you present a single total for general and administrative expenses for all periods presented.  Please revise to present separately each cost and expense category that exceeds 20% of gross revenues, as appropriate.  If applicable, please revise the financial statement for the most recent interim period presented, as appropriate.  Refer to Rule 8-03 of Regulation S-X.

Response:

The Internet Media Services, Inc. financial statements as of December 31, 2009 filed in connection with this response on  Amendment # 3 to Form S-1have been expanded to include all the major categories of operating expenses based on the guidance provided by Rule 8-03(a)(2) of Regulation S-X.  The interim unaudited financial statements presented also include the major categories of operating expenses based on the guidance provided by Rule 8-03(a)(2) of Regulation S-X.  There are no other individual items in excess of 20% of revenue within the revised other general and administrative expense category.

Item 13.  Other Expenses of Issuance and Distribution, page 31

7.	Please revise the table to reflect the new registration fee.

Response:

Item 13. Other Expenses of Issuance and Distribution table located on page 31 has been updated to reflect the new registration fee.

Signatures

8.	Please supplementally confirm that your Treasurer is your principal financial officer. If he is not, please revise your signature page to include the signature of your principal financial officer.

Response:

We have revised the signature page to indicate that Mr. Meyers is the Registrant’s principal accounting officer, principal financial officer and treasurer.

Exhibits

9.
Please ensure that you file all schedules and exhibits to the exhibits to your registration statement.  See Item 601(b)(10) of Regulation S-K.  As an example only, we note that you have not provided the schedules and exhibits to your Asset Purchase Agreement filed as Exhibit 10.2 to the Form S-1.  Please review the agreements filed as exhibits to the Form S-1, and re-file complete agreements.

Response:

We have verified with the Attorney Advisor that all schedules and exhibits to the exhibits to our S-1 registration statement have been previously provided and filed according to Item 601(b)(10) of Regulation S-K.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

Gary A. Agron

GAA/jp
Enclosures
cc:  Raymond Meyers